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                            September 2, 2022

       James Quincey
       Chairman and Chief Executive Officer
       The Coca-Cola Company
       One Coca-Cola Plaza
       Atlanta, Georgia 30313

                                                        Re: The Coca-Cola
Company
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 11,
2022
                                                            File No. 001-02217

       Dear Mr. Quincey:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 11, 2022

       General

   1. Please expand your discussion to address how the experience of the Lead Independent
                                                        Director is brought to
bear in connection with your board   s role in risk oversight.
   2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Lead Independent
Director may:
                                                            represent the board
in communications with shareholders and other stakeholders;
                                                            require board
consideration of, and/or override your CEO on, any risk matters; or
                                                            provide input on
the design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
                                                            the timeframe over
which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how
you apply different oversight standards based upon the
                                                            immediacy of the
risk assessed;
                                                            whether you consult
with outside advisors and experts to anticipate future threats and
 James Quincey
The Coca-Cola Company
September 2, 2022
Page 2
              trends, and how often you re-assess your risk environment;
                how the board interacts with management to identify significant emerging risks;
                to whom the Chief Ethics and Compliance Officer reports; and how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412
with any questions.



FirstName LastNameJames Quincey                               Sincerely,
Comapany NameThe Coca-Cola Company
                                                              Division of
Corporation Finance
September 2, 2022 Page 2                                      Disclosure Review
Program
FirstName LastName